Mail Stop 3561

April 30, 2008

<u>Via Facsimile and U.S. Mail</u>

Mr. William Koziel
 Chief Financial Officer
COSI, INC.
1751 Lake Cook Road, Suite 600
Deerfield, Illinois 60015

      Re: **Cosi, Inc.**
             Form 10-K for the year ended December 31, 2007
             Filed March 17, 2008
             File No. 0-50052

             and

             Schedule 14A
             Filed April 18, 2008

Dear Mr. Koziel:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2007)

Management's Discussion and Analysis

Liquidity and Capital Resources, page 37

1.   Expand your investing activities paragraph discussion to disclose that you redeemed all
        of your remaining marketable securities in fiscal 2007, and explain whether this was due
        primarily to funding your operating loss or cash shortfall during the year. We note from
        disclosure in Note 1 to the audited financial statements, under "Investments," that all
        investments matured within one year. Explain why you chose not to renew the
        investments for additional maturity periods. Please revise in future filings.

2.   Disclose whether or not you have any available lines or letters of credit, including
        amounts outstanding, if any, and the repayment terms. Indicate whether or not any of
        your shareholders, board members, officers, or other related parties have agreed to
        provide you with advances, loans or other financial commitments. We do note your
        disclosure in Note 12 to the audited financial statements, under "Commitments," that you
        have standby letters of credit of $0.2 million. Separately, under the heading of
        "Contractual Obligations" on page 38, describe the nature of the 'long-term liabilities'
        tabular line item; and clarify why the total obligations are substantially less than your
        long-term liabilities reflected in the balance sheet.   Please revise in future filings.

Financial Statements

Consolidated Statements of Operations, page 50

3.   We note that you have presented stock-based compensation expense as a separate line
        item on the face of the income statement. It is our view that, for income statement
        purposes, this charge should be presented in the same line(s) as cash compensation paid
        to the same employees. We would also expect that expense line item (inclusive of stock-
        based compensation) to be discussed in MD&A. Please refer to SAB Topic 14-F for
        guidance and revise accordingly. In this regard, please note that you may also disclose
        the stock-based component of the applicable expense line item in a parenthetical note on
        the face of the income statement. In addition, you may quantify its impact upon the
        expense line item in your MD&A narrative.

4.   Your presentation of discontinued operations should be revised to comply with the
        example provided in paragraph 43 of SFAS 144. Specifically, we would consider
        impairment losses to constitute a component of the operating loss from discontinued
        operations, here and in Footnote 4. We will not object if you wish to specifically
        quantify the amount of the impairment charges included within that line item. Please
        revise accordingly.

Schedule 14A

Executive Compensation Philosophy and Objectives, page 18

5.   We note the disclosure that the Company currently pays its executives and targets its equity compensation to be competitive with the programs offered by similarly-sized companies in the restaurant industry. In any future filing, please identify the benchmark companies and specify how each element of compensation relates to the information you reviewed. Discuss where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Components and Analysis of Total Compensation, page 18

6.   In future filings, please disclose all performance targets that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters, and Mr. Daniel Morris, Staff Attorney, at (202) 551-3314, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

                Sincerely,

                David R. Humphrey
                Branch Chief